UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bogota, June 4, 2020

In April 2020

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED 969 PASSENGERS IN REPATRIATION AND HUMANITARIAN FLIGHTS

In April, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 969 passengers on repatriation and humanitarian flights, which are not included in the company’s operational statistics.

Following orders by the governments of Colombia and of other countries in which we operate, we have temporarily ceased international passenger operations to and from Colombia, ceased all Colombian domestic passenger flight operations and cancelled all passenger flights to and within Peru, El Salvador and Ecuador as of March 25, 2020. As a result of these measures, substantially all of our passenger flights have been cancelled and our corresponding fleet has been grounded. To date Avianca Holdings S.A. has transported approximately 11,500 passengers on repatriation and humanitarian flights and continues to coordinate with governments and their respective embassies future operations of humanitarian and repatriation flights.

Operational Statistics[1]	Apr-20	Apr-19	YTD 2020	YTD 2019	ΔYOY
Avianca Holdings (Cons.)
PAX (K)[2]	—	2,466	5,998	10,224	-41.3%
ASK (mm)[3]	—	4,487	11,325	18,423	-38.5%
RPK (mm)[4]	—	3,647	8,687	15,080	-42.4%
Load Factor[5]	—	81.3%	76.7%	81.9%	-5.1pp
Domestic Market
PAX (K)[2]	—	1,360	3,531	5,712	-38.2%
ASK (mm)[3]	—	761	1,987	3,175	-37.4%
RPK (mm)[4]	—	595	1,539	2,561	-39.9%
Load Factor[5]	—	78.2%	77.4%	80.6%	-3.2pp
International Market
PAX (K)[2]	—	1,106	2,467	4,513	-45.3%
ASK (mm)[3]	—	3,726	9,338	15,248	-38.8%
RPK (mm)[4]	—	3,052	7,149	12,519	-42.9%
Load Factor[5]	—	81.9%	76.6%	82.1%	-5.5pp

1	Operational Statistics do not include charter, humanitarian nor repatriation flights
2	PAX: Passengers carried
3	ASKs: Available Seat Kilometers
4	RPKs: Revenue Passenger Kilometers
5	Load Factor:Represents utilized seating capacity

(*) About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned $ 4.6 million in 2019 and carried 30.5 million passengers

Investor Relations Office

+571 587 77 00 ext, 2474, 134

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary